Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Omeros Corporation for the registration of $100,000,000 of common stock, preferred stock, debt securities, depository shares, warrants, subscription rights, or units and to the incorporation by reference therein of our reports dated March 18, 2013, with respect to the consolidated financial statements of Omeros Corporation, and the effectiveness of internal control over financial reporting of Omeros Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

October 15, 2013